

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


RECD S.E.C.
JAN 5 2005
1086


05000953

January 4, 200

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/4/2005

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Re: JPMorgan Chase & Co.
Incoming letter dated December 15, 2004

Dear Mr. Horan:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposal submitted to JPMorgan Chase by Edward P. Olson. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 10 2005
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1168163





Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 15, 2004

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: John Chevedden, as representative for Edward P. Olson

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by John Chevedden, on behalf of Edward P. Olson (the "Proponent"), by fax dated November 9, 2004 (the "Proposal"), received on November 12, 2004. An update to the Proposal was received on November 15, 2004. The Proposal, as updated on November 15, 2004, is attached hereto at Exhibit A.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with

JPMorgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proponent failed to meet the eligibility requirements of proving beneficial ownership under Rules 14a-8(b) and Rule 14a-8(f)(1) and therefore, the Company may exclude the Proposal.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "in order to be eligible to submit a proposal, (a shareholder) must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date (the shareholder submits) the proposal." The Proponent did not include evidence of ownership when he submitted his Proposal on November 12, 2004. The Proponent does not appear in the Company's records of registered stockholders, and his ownership could not be confirmed. While the Proponent indicated in his Proposal that verification of his stock ownership would be provided in a separate letter, the Company had not received any such letter by November 15, 2004.

Accordingly, in a letter dated November 15, 2004, which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8, requesting "a brokerage statement or letter from (the Proponent) acknowledging that (the Proponent) has owned (the Company's) stock for at least one year." The November 15 letter from the Company to the Proponent requesting verification of ownership also informed the Proponent of the requisite dollar value of shares that a proponent must own in order to submit a proposal, stating that "According to (Rule 14a-8), Mr. Olsen must have continuously held at least $2,000 in market value in the stock of (the Company) for at least one year previous to the date this proposal was submitted."[1] The Company's letter also indicated that pursuant to Rule 14a-8(f), the requested documentation had to be provided to the Company within 14 days of the Proponent's receipt of the request. The Company's letter is attached as Exhibit B. The Company has documentation indicating that the Proponent received the November 15 letter on November 16, 2004. See Exhibit C. As of November 30, 2004, 14 days after the Proponent received the Company's November 15 letter, the Company had still not received any evidence of the Proponent's sufficient beneficial ownership of Company stock. As of the date of this letter, the Company has still not received any evidence of the Proponent's sufficient beneficial ownership of Company stock

1 $2,000 worth of Company common stock is the operative threshold, because $2,000 worth of common stock is substantially less common stock than 1% of the Company's common stock entitled to be voted on the Proposal.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b) within 14 days from the date the proponent receives the company's notification, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 with its November 15 letter to the Proponent, which clearly indicated the ownership requirements of Rule 14a-8, the type of documentation necessary to demonstrate beneficial ownership under the Rule, and that the Proponent's response had to provided to the Company within 14 days after the request was received. The Proponent failed to meet its obligations under Rule 14a-8(b) and Rule 14a-8(f) both in failing to respond to the Company's request within the 14-day period, and failing to adequately substantiate continuous ownership of the Company's common stock for at least one year as of the day the Proposal was submitted.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on the failure to comply with Rules 14a-8(b) and 14a-8(f)(1), and specifically, based on a proponent's failure to provide verification of continuous, year-long ownership dated from the date that the proposal was submitted. *See, e.g., Intel Corporation* (January 29, 2004); *International Business Machines Corporation* (January 22, 2003); *International Business Machines Corporation* (December 26, 2002); *Intel Corporation* (February 15, 2002). The failure of a proponent to respond to a company's request for verification of ownership within 14 days of that request has also been a factor in permitting a company to exclude a shareholder proposal. *See Intel Corporation* (January 29, 2004).[2] Despite the Company's notification to the Proponent, the Proponent failed to provide the Company with satisfactory and timely evidence of beneficial ownership. For these above reasons, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

* * * * *

[2] The Staff has only extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., International Business Machines* (February 18, 2003); *General Motors Corporation* (April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In this case, an extension of the response period is not warranted, because the Company's November 15 letter fully complied with Rule 14a-8(f)(1). The Company provided all relevant information, detailed the requirements under the Rule, indicated that a response was required within 14 days of receipt, and provided the letter to the Proponent in a timely fashion.

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: John Chevedden, as representative for Edward P. Olson
Edward P. Olson
Jeremiah Thomas, Esq.

Exhibit A

Edward P. Olson Proposal

Attached hereto as separate PDF attachment

Exhibit B

Company's Letter to Proponent

Attached hereto as separate PDF attachment

Exhibit C

Documentation of Delivery

Attached hereto as separate PDF attachment

EXHIBIT A

UPDATED 11-15-04
John Chevedden

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. William B. Harrison
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Dear Mr. Harrison,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature]
Edward P. Olson

11/09/04
Date

cc: Anthony J. Horan
PH: 212 270-6000
FX: 212 270-2613, -1648, -4240, -2912

[November 15, 2004]

3 – Allow a Vote regarding Future Golden Parachutes

RESOLVED: Allow a Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced due to our overall governance vulnerability. For instance in 2004 it was reported:

- Our Directors William Harrison and John Kessler were each designated "problem directors" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason:
  Mr. Harrison's involvement with the New York Stock Exchange board during "Dick" Grasso's tenure.
  John Kessler chaired the committee that set executive compensation at Abercrombie & Fitch Co., which was rated "F" in CEO Compensation by TCL.
- The Corporate Library also rated our company:
  "D" in Overall Board Effectiveness.
  "D" in CEO Compensation.
  "D" in Board Composition.
  "D" in Problem Directors.

- TCL said that our directors individually averaged nearly twice as many directorships as the overall average for TCL's universe of coverage, nearly 4-times the number of direct links with other boards, and 5-times as many direct interlocks with other boards.
- Our Board had 16 directors – large unwieldy Board concern.
- Six directors were active CEOs elsewhere – CEO to fellow CEO-bias concern.
- Eight directors owned zero (0) stock – commitment concern.
- We had no Lead Director or Independent Chairman – independence concern.

- 2003 CEO pay of $20 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $20 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Plus our Compensation Committee Chairman had 22 years director tenure – independence concern.

The above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal. Our company has a corporate governance vulnerability to shareholders who could submit shareholder proposals on key governance topics which would likely obtain substantial support.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow a Vote regarding Future Golden Parachutes
Yes On 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.



EXHIBIT B

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 15, 2004

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt of the fax dated November 9, 2004, from Mr. Edward P. Olson whereby he advised JPMorgan Chase & Co. of his intention to submit a proposal to be voted upon at our 2005 Annual Meeting. Mr. Olson has appointed you his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

We have reviewed the fax and bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> No proof of ownership in the stock of JPMorgan Chase & Co. (JPM) was provided. According to the SEC rule, Mr. Olson must have continuously held at least $2,000 in market value in the stock of JPM for at least one year previous to the date this proposal was submitted. Please provide a brokerage statement or letter from his broker acknowledging that he has owned this stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate his interest in the topic of this proposal, if the deficiency we cite is not corrected, the proposal will be excluded from our proxy statement. A response must be postmarked, or transmitted electronically, no later than 14 days from the date this notification is received.

Sincerely,

Horan

cc: Edward P. Olson

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

49350:v1

EXHIBIT C

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Tracking number	838872678114	**Delivered to**	Residence
Signed for by	D.OLSON	**Service type**	Priority Envelope
Ship date	Nov 15, 2004		
Delivery date	Nov 16, 2004 9:33 AM		
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 16, 2004	9:33 AM	**Delivered**		
	7:50 AM	At local FedEx facility	SIGNAL HILL, CA	
	4:34 AM	Departed FedEx location	LOS ANGELES, CA	
	4:00 AM	Arrived at FedEx location	LOS ANGELES, CA	
	2:31 AM	Departed FedEx location	MEMPHIS, TN	
Nov 15, 2004	10:39 PM	Departed FedEx location	NEWARK, NJ	
	10:31 PM	Arrived at FedEx location	NEWARK, NJ	
	9:43 PM	Package data transmitted to FedEx		
	5:23 PM	Picked up	NEW YORK, NY	

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EXHIBIT C



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Tracking number	838872678103	**Delivered to**	Residence
Signed for by	Signature release on file	**Service type**	Priority Envelope
Ship date	Nov 15, 2004		
Delivery date	Nov 16, 2004 9:16 AM		
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 16, 2004	9:16 AM	**Delivered**		Left at front door. No signature required - release waiver on file
	8:06 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:00 AM	At local FedEx facility	HAWTHORNE, CA	
	5:00 AM	Departed FedEx location	LOS ANGELES, CA	
	4:27 AM	Arrived at FedEx location	LOS ANGELES, CA	
	12:41 AM	Departed FedEx location	MEMPHIS, TN	
Nov 15, 2004	10:39 PM	Departed FedEx location	NEWARK, NJ	
	10:31 PM	Arrived at FedEx location	NEWARK, NJ	
	9:43 PM	Package data transmitted to FedEx		
	5:23 PM	Picked up	NEW YORK, NY	

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JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

JP Morgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Allow a Vote regarding Future Golden Parachutes
Proponent: Edward P. Olson

Ladies and Gentlemen:

Mr. Edward P. Olson has owned the required stock for the required time period for this rule 14a-8 proposal.

The company did not provide proper notice to the shareholder for verification of stock ownership. To the contrary the company provided misleading information by asking for a "brokerage statement." These misleading instructions are in the November 15, 2004 company letter that the company included as an exhibit in its no action request package.

A "brokerage statement" is not adequate according to this text from SLB No. 14:

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Edward P. Olson
Anthony Horan



EXHIBIT B

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 15, 2004

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt of the fax dated November 9, 2004, from Mr. Edward P. Olson whereby he advised JPMorgan Chase & Co. of his intention to submit a proposal to be voted upon at our 2005 Annual Meeting. Mr. Olson has appointed you his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

We have reviewed the fax and bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> No proof of ownership in the stock of JPMorgan Chase & Co. (JPM) was provided. According to the SEC rule, Mr. Olson must have continuously held at least $2,000 in market value in the stock of JPM for at least one year previous to the date this proposal was submitted. Please provide a brokerage statement or letter from his broker acknowledging that he has owned this stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate his interest in the topic of this proposal, if the deficiency we cite is not corrected, the proposal will be excluded from our proxy statement. A response must be postmarked, or transmitted electronically, no later than 14 days from the date this notification is received.

Sincerely,

Horan

cc: Edward P. Olson

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

49350:v1

[November 15, 2004]

3 – Allow a Vote regarding Future Golden Parachutes

RESOLVED: Allow a Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced due to our overall governance vulnerability. For instance in 2004 it was reported:

- Our Directors William Harrison and John Kessler were each designated "problem directors" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason:
  Mr. Harrison's involvement with the New York Stock Exchange board during "Dick" Grasso's tenure.
  John Kessler chaired the committee that set executive compensation at Abercrombie & Fitch Co., which was rated "F" in CEO Compensation by TCL.
- The Corporate Library also rated our company:
  "D" in Overall Board Effectiveness.
  "D" in CEO Compensation.
  "D" in Board Composition.
  "D" in Problem Directors.

- TCL said that our directors individually averaged nearly twice as many directorships as the overall average for TCL's universe of coverage, nearly 4-times the number of direct links with other boards, and 5-times as many direct interlocks with other boards.
- Our Board had 16 directors – large unwieldy Board concern.
- Six directors were active CEOs elsewhere – CEO to fellow CEO-bias concern.
- Eight directors owned zero (0) stock – commitment concern.
- We had no Lead Director or Independent Chairman – independence concern.

- 2003 CEO pay of $20 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $20 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Plus our Compensation Committee Chairman had 22 years director tenure – independence concern.

The above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal. Our company has a corporate governance vulnerability to shareholders who could submit shareholder proposals on key governance topics which would likely obtain substantial support.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow a Vote regarding Future Golden Parachutes
Yes On 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated December 15, 2004

The proposal relates to golden parachutes.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to JPMorgan Chase's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robyn Manos
Special Counsel